Exhibit 99.1

Eros International Plc Reports First Quarter Fiscal Year 2016 Results

Financial Highlights

Three Months Ended June 30, 2015

•	Revenues increased by 10.1% to $50.0 million, compared to $45.4 million in the prior year period.
•	Currency comparable revenues increased by 14.9%.
•	Adjusted EBITDA increased by 43.2% to $11.6 million, compared to $8.1 million in the prior year period.(1)
•	Net income increased by 246.2% to $3.8 million, compared to $2.6 million loss in the prior year period.

(1)	A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Isle of Man, UK – August 18, 2015: Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today reported its quarterly financial results for the three months ended June 30, 2015.

Jyoti Deshpande, Eros’ Managing Director and Chief Executive Officer, said “I am pleased to report a strong start to Fiscal 2016 with our outstanding box office success and the official marketing launch of ErosNow, our leading OTT (over-the-top) entertainment network which now has garnered over 26.5 million registered users worldwide as of the end of July. Revenues increased 10.1% year-over-year, while Adjusted EBITDA was up an impressive 43.2% driven by our successful execution of investing in high quality Hindi and regional language films that we distribute globally and monetize across traditional and emerging distribution channels. In the first quarter, we released Tanu Weds Manu Returns which was a global box office success. This release was the first film of the year to gross Rs.1 billion (c.$16m) at the Indian box office, which was achieved in only 11 days and film has grossed over $40 million worldwide.

The marketing launch of ErosNow was further supplemented by a groundbreaking strategy of premiering films on ErosNow in the first window post theatrical release. We launched our campaign with the premiere of the successful franchise Tanu Weds Manu Returns just 8 weeks after its theatrical release on our ErosNow OTT platform prior to itstelevision premiere. Additionally, we announced the production of four original programs to be aired exclusively on ErosNow later this year. By January 2016, we expect to launch at least one original series a month and, by 2017, we expect to launch at least two series a month, including second seasons of the 2016 originals.

Our distribution strategy for ErosNow continues to be platform agnostic and it is carried on multiple cable and telecom networks globally. We have inked an important deal with Bharti Airtel, one of India’s largest telecom operators that has launched 4G in 286 cities to integrate ErosNow on their 4G platform. Furthermore, our customer acquisition strategy will be supplemented by our three pronged monetization strategy; monetizing free registered users via the growing digital advertising market, monetizing transactional users who buy a single film, day or weekend pass, and lastly – monthly premium subscription pricing. Our two tiered premium subscription pricing will offer a user all content on a basic ad free experience for Rs50 (c $0.80) per month and our second premium tier will offer access to all content and all features such as HD viewing, portability across devices, offline caching and other features for Rs100 (c$1.60) per month. We believe this pricing is geared toward strong customer acquisition in the future.

Our ownership of content and library rather than dependence on aggregation, our dominant market share and scale, our brand recognition and track record, our global distribution network in over 50 countries, our relationships within the Indian film industry and our strong balance sheet give us an incredible competitive advantage as we build on our first-mover advantage for ErosNow on the back of prolific structural growth in India in traditional and digital distribution platforms.”

Prem Parameswaran, Group Chief Financial Officer and President of North America also commented "As we look out over the coming year, we have full visibility into our slate for FY 2016 and FY 2017 and believe the business is well positioned for continued growth. We currently expect to have at least seven high budget releases each year with 15-20 medium budget releases. We also plan to scale our slate through Hindi and regional language expansion from around 65-70 films each in the next two years to 100-120 films in the next three to five years. Since our near-term slate is substantially funded and the original shows pipeline for ErosNow is budgeted, we do not expect investment in content in fiscal 2016 to exceed $225 million, which is lower than the $267.2 million we spent in fiscal 2015. Unless we opportunistically decide to spend an additional amount on furthering our slate, ErosNow or libraries, we are on track to be free cashflow positive by the end of fiscal 2016."

Operational Highlights

•	Strong Q1 Fiscal 2016 film slate highlights: Uttama Villain (Tamil), Masss (Tamil), Tanu Weds Manu Returns, 2015’s first film to reach Rs.100 Crore (c $16 million) and Dil Dhadakne Do (Hindi).

•	The Company released a total of 16 films in the three months ended June 30, 2015, of which two were high budget films (both Tamil), three were medium budget films including Tanu Weds Manu Returns and the rest were low budget films.

•	ErosNow, the Company’s dedicated online entertainment platform offering full length movies, music, music videos and television shows, announced the launch of its official marketing campaign on July 16, 2015. Rishika Lulla Singh, CEO, Eros Digital added, “I am thrilled that ErosNow has already garnered over 26.5 million registered users as of the end of July, a 39% growth over the previous quarter, as we have just finished our pre-launch phase, a testament to the strength of the platform. With the launch of our official marketing campaign, we are uniquely focused on driving continued subscriber growth through our unique windowing premieres and the distinctive quality of our original shows. With an in-house, state-of-the-art technological platform that offers a world-class consumer experience, along with exclusive and compelling content, I am confident there is vast opportunity for ErosNow going forward.”

•	The ErosNow platform has also continued to enhance its third-party content offering, partnering with Hum TV, a 24-hour entertainment TV channel in Pakistan. Registered users of ErosNow across the world are able to access Hum TV’s entire library, including current shows, and subscribers in India have the exclusive opportunity to view the content 48 hours prior to its telecast on any other platform. We have also continued to broaden our promotion of the platform by launching accounts on WeChat and Viber, two of the most popular messaging apps in India. With the continued enrichment of content and increased platform integration we believe the platform is well positioned to deliver on our promise of endless entertainment.

•	Our second quarter has had an extraordinary beginning with the new box office records set by BajrangiBhaijaan which has already grossed at the worldwide box office over Rs. 5 billion (c$78 million) and is the only Indian film to have crossed the Rs. 1 billion (c$16 million) mark in just 3 days. The film also reported strong reception overseas and reached number 9 in the Top Ten US box office charts and number 5 on UK charts and is gearing for a wide release in China later this year. Our high budget Telugu release Srimanthudu starring Mahesh Babu has crossed the Rs. 1 billion (c$ 16 million) mark going on to become the second highest Telugu grosser.

•	Further releases in Q2 include Welcome Back (Hindi), Hero (Hindi), RajiniMurugan(Tamil) and Life of Josutty (Malayalam). Fiscal year 2016 also includes the planned release of BajiraoMastani(Hindi) on Christmas. Other high profile releases in the year include Singh is Bling(Hindi), Sardaar(Telugu), 24 (Tamil) and a slate of other Hindi and regional language films.

•	On July 20, 2015, Eros received notice that the Foreign Investment Promotion Board (“FIPB”) of India approved the acquisition of Universal Power Systems Private Limited (“Techzone”), a company involved in mobile value added services that has a billing integration in place with major telecom operators in India. Upon the fulfillment of other closing conditions listed in the share purchase agreement, the transaction was completed on August 1, 2015.

•	Our collaborations with Chinese companies are under development, and we hope to announce the details of the first film to be co-produced with these companies before the end of the year.

•	We also expect that Trinity Pictures, our in-house division for developing and producing franchise films will announce its first set of franchise films that have been greenlit in the next quarter.

Eros International Plc Financial Highlights:

	Three Months Ended June 30,
(dollars in millions)	2015	2014	% change
Revenue	$50.0	$45.4	10.1%

Gross Profit	17.1	12.1	41.3%

Operating profit	4.1	2.2	86.4%

Net Income	3.8	(2.6)	246.2%

Adjusted EBITDA(1)	11.6	8.1	43.2%

(1)  A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income are included at the end of this release. See also "Non-GAAP Financial Measures".

Constant currency comparable revenue for the three months ended June 30, 2014 is $43.5 million based on the average rate of exchange for the three months ended June 30, 2015. In the three months ended June 30, 2015, the average rate of exchange used to convert Indian Rupee to U.S. dollars was INR63.4 to US $1.00.

Financial Results For The Three Months Ended June 30, 2015

Revenue

Revenue increased by 10.1% to $50.0 million in the three months ended June 30, 2015, compared to $45.4 million in the three months ended June 30, 2014. Eros released 16 new films in the three months ended June 30, 2015, compared to 9 films in the three months ended June 30, 2014, which were comprised of the following:

	Three months ended
	June 30, 2015	June 30, 2014
High budget film releases	2	1
Medium budget film releases	3	3
Low budget film releases	11	5
Total new film releases	16	9

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended June 30, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $33.7 million (67.4% of revenues), $10.0 million (20% of revenues) and $6.3 million (12.6% of revenues), respectively, compared to $19.1 million (42.1% of revenues), $15.5 million (34.1% of revenues) and $10.8 million (23.8% of revenues), respectively, for the three months ended June 30, 2014. The total revenue increase of 10.1% in the three months ended June 30, 2015 compared to the three months ended June 30, 2014 reflects the mix and total number of films released in the comparable periods as reflected in the table above and the increase in theatrical revenues in the three months ended June 30, 2015 reflects the performance of the two high budget Tamil films Uttama Villian and Masss as well as strong theatrical performance of the Hindi films Tanu Weds Manu Returns.

Revenue by customer location from India increased 32.1% to $32.8 million in the three months ended June 30, 2015, compared to $24.9 million in the three months ended June 30, 2014.The increase reflects the strong theatrical performance of the films released in the quarter in the Indian box office.

Revenue from Europe decreased 67.1% to $2.4 million in the three months ended June 30, 2015, compared to $7.4 million in the three months ended June 30, 2014. Although the theatrical revenues increased in Europe in the comparable period, the overall revenues in Europe decreased due to relatively less catalogue sales from Europe in the comparable periods.

Revenue from North America increased 128.7% to $3.5 million in the three months ended June 30, 2015, compared to $1.5 million in the three months ended June 30, 2014. The increase in revenues reflects the strong theatrical performance of the films in North America.

Revenue from the rest of the world decreased 2.6% to $11.3 million in the three months ended June 30, 2015, compared to $11.6 million in the three months ended June 30, 2014. Although the theatrical revenues increased in rest of the world in the comparable period, the overall revenues in rest of the world decreased due to relatively less catalogue sales from the rest of the world in the comparable periods.

Cost of sales

Cost of sales decreased by 0.8% to $33.0 million in the three months ended June 30, 2015, compared to $33.2 million in the three months ended June 30, 2014, primarily due to a decrease in direct costs of $2.3 million from $6.8 million in the three months to June 30, 2014 to $4.5 million in the three months to June 30, 2015.The decrease in direct costs is due to the mix of the films, as the two high budget Tamil films had relatively low print and advertising costs and Tanu Weds Manu Returns was a medium budget film with lower direct costs than a high budget Hindi film. It was further offset by an increase in amortization costs of $2.0 million from $26.4 million in the three months to June 30, 2014 to $28.4 million for the three months to June 30, 2015 because of an increased number of films in this quarter as compared to previous quarter, as well as higher amortization arising from two high budget films in this quarter compared to one high budget film in the comparable quarter of the previous year.

Gross profit

Gross profit was $17.1 million in the three months ended June 30, 2015, compared to $12.1 million in the three months ended June 30, 2014. The increase is primarily attributable to increased revenues in proportion to costs generated by the new release slate, as well as the timing of contribution of revenue from catalogue sales. As a percentage of revenues, our gross profit margin was 34.1% in the three months ended June 30, 2015, compared to 26.8% in the three months ended June 30, 2014.

Income Taxes

The provisions for income taxes on income were $2.3 million and $1.5 million for the three months ended June 30, 2015 and 2014, respectively. Increase in tax expense is due to change in India tax rate from 33.99% to 34.61% which created an additional deferred tax liability to the extent of the difference which we have prudently accounted entirely in the first quarter. Effective income tax rates were 17.3% and 25.1% for the three months ended June 30, 2015 and June 30, 2014 respectively, excluding non-deductible share based payment charges and losses on fair valuation of derivatives.

Adjusted EBITDA

Adjusted EBITDA was $11.6 million in the three months ended June 30, 2015, compared to $8.1 million in the three months ended June 30, 2014.The increase in Adjusted EBITDA of 43.2% is mainly attributable to greater number of films, the mix of films and the performance of the films compared to the films released in the comparable quarter of the previous year. A large contribution to the increased Adjusted EBITDA came from the two high budget Tamil films and the exceptional performance of Tanu Weds Manu Returns at the box office.

Working capital

Net cash from operating activities in the three months ended June 30, 2015 was $32.0 million compared to $21.4 million in the three months ended June 30, 2014, an increase of 49.5%, due to an increase in profit before tax of $7.1 million,as well as a decrease in trade and other receivables of $14.3 million, offset by a $18.3 million increase in trade and other payables, compared to a $5.0 million increase in trade and other receivables and a $4.7 million improvement in trade and other payables in the three months ended June 30, 2014.

Content

Content investment comprises film and content rights of $482.5 million and content advances of $243.6 million as at June 30, 2015, compared to $479.0million and $240.3 million, respectively, as at March 31, 2015.

Conference Call

Eros will host a conference call today at 8:30 a.m. ET. To access the call please dial (646) 254 3374 from the United States, or 44 (0) 20 3427 1937 from outside the U.S. The conference call I.D. number is 6459652. Participants should dial in 5 to 10 minutes before the scheduled time and must be on a touch-tone telephone to ask questions.

A replay of the call can be accessed through August 20, 2015 by dialing (347) 366 9565 from the U.S., or 44 (0)20 3427 0598 from outside the U.S. The conference call I.D. number is 6459652. This call will also be available as a live webcast which can be accessed at Eros’ Investor Relations Website.

Non-GAAP Financial Measures

Net Income

The Company uses the term Net Income, as the International Financial Reporting Standards (“IFRS”) define the term as synonymous with profit for the period.

Adjusted EBITDA

In addition to the results prepared in accordance with IFRS provided in this release, the Company has presented Adjusted EBITDA. The Company uses “Adjusted Earnings Before Interest, Tax, Depreciation and Amortization” (“Adjusted EBITDA”) along with other IFRS measures, to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs), adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), share based payments and transaction costs relating to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•  is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•  helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•  is used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

See the supplemental financial schedules for a reconciliation of non-GAAP financial measures to IFRS measures.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros’ future prospects, developments and business strategies. Similarly, statements that describe Eros’ strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros’ control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the U.S. Securities and Exchange Commission on July 8, 2015. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Seasonality

The financial position and results of operations of Eros and its subsidiaries (together with Eros, the “Group”) for any period fluctuate due to film release schedules. Film Release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International, Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com

ErosNow, the company’s on-demand entertainment portal accessible via internet-enabled devices, was launched in 2012 and includes a selection of hundreds of movies and thousands of music videos. We expect that ErosNow will eventually include the company’s full film library, as well as further third party content. For further information please visit: www.erosnow.com

Eros International Plc

Mark Carbeck
Chief Corporate & Strategy Officer
+44 (0)20 7258 9909
Email: mark.carbeck@erosintl.com

Media:

Sloane & Company
Whit Clay, 212-446-1864
Email: wclay@sloanepr.com

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands)

	June 30,	March 31,
	2015 (unaudited)	2015 (audited)
ASSETS
Non-current assets
Property, plant and equipment	$9,080	$9,272
Goodwill	1,878	1,878
Intangible assets - trade name	14,000	14,000
Intangible assets - content	726,045	719,214
Intangible assets - others	3,274	2,204
Available-for-sale financial assets	29,917	29,917
Trade and other receivables	4,954	5,692
Restricted deposits held with banks	601	613
Deferred tax assets	151	151
Total Non-current assets	$789,900	$782,941

Current assets
Inventories	$471	$475
Trade and other receivables	215,829	209,676
Current tax receivable	817	455
Cash and cash equivalents	155,639	153,664
Restricted deposits held with banks	1,718	2,322
Total current assets	$374,474	$366,592

Total assets	$1,164,374	$1,149,533

LIABILITIES
Current liabilities
Trade and other payables	$25,227	$29,453
Short-term borrowings	100,782	96,397
Current tax payable	3,633	2,631
Total current liabilities	$129,642	$128,481

Non-current liabilities
Long-term borrowings	$220,107	$218,273
Other long-term liabilities	347	354
Derivative financial instruments	15,369	19,284
Deferred tax liabilities	28,344	27,086
Total Non-current Liabilities	$264,167	$264,997

Total liabilities	$393,809	$393,478

EQUITY
Share capital	$31,026	$30,622
Share premium	354,238	345,385
Reserves	392,621	389,682
Other components of equity	(46,352)	(43,881)
JSOP reserve	(22,323)	(24,474)

Equity attributable to equity holders of Eros International Plc	$709,210	$697,334
Non-controlling interest	61,355	58,721

Total equity	$770,565	$756,055
Total liabilities and shareholders’ equity	$1,164,374	$1,149,533

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/OPERATIONS
(Unaudited; in thousands, except per share amounts)

	Three Months Ended June 30,
	2015	2014
Revenue	$50,043	$45,362
Cost of sales	(32,956)	(33,224)
Gross profit	17,087	12,138
Administrative cost	(12,957)	(9,966)
Operating profit	4,130	2,172
Financing costs	(3,866)	(2,473)
Finance income	1,723	853
Net finance costs	(2,143)	(1,620)
Other gains/(losses)	4,076	(1,599)
Profit/(loss) before tax	6,063	(1,047)
Income tax expense	(2,296)	(1,541)
Profit/(loss) for the period	$3,767	$(2,588)

Attributable to:
Equity holders of Eros International Plc	$215	$(3,859)
Non-controlling interest	3,552	1,271

Earnings per share(cents)
Basic earnings/(loss) per share	0.4	(7.9)
Diluted earnings/(loss) per share	0.2	(7.9)

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

(Unaudited; in thousands)

	Three Months Ended June 30,
	2015	2014

Profit/(loss) for the period	$3,767	$(2,588)

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(3,722)	(1,187)
Reclassification of the cash flow hedge to the statement of operations	201	201
1
Total other comprehensive loss for the period	$(3,521)	$(986)
Total comprehensive income/(loss) for the period net of tax	$246	$(3,574)

Attributable to:
Equity holders of Eros International Plc	$(2,256)	$(4,830)
Non-controlling interest	2,502	1,256

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Three Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Profit/(loss) before tax	$6,063	$(1,047)
Adjustments for:
Depreciation	179	242
Sharebased payment	6,894	4,782
Amortization of intangible film and content rights	28,433	26,409
Amortization of other intangibles assets	187	66
Other non-cash items	(3,240)	2,521
Net finance costs	2,143	1,620
Gain onsale of property, plant and equipment	—	(3)
Movement in trade and other receivables	14,259	(5,303)
Movementin inventories	434	16
Movementin trade and other payables	(18,267)	(5,792)
Cash generated from operations	37,085	23,511
Interest paid	(5,184)	(1,936)
Income taxes paid	75	(152)
Net cash generated from operating activities	$31,976	$21,423

Cash flows from investing activities:
Purchases of property, plant and equipment	(104)	(25)
Proceeds from disposal of property, plant and equipment	—	46
Proceeds from restricted deposits held with banks	616	—
Purchase of intangible film and content rights	(43,885)	(34,956)
Purchase of other intangible assets	(1,269)	—
Interest received	793	250
Net cash used in investing activities	$(43,849)	$(34,685)

Cash flows from financing activities:
Proceeds from issue of share capital	5400	—
Proceeds from issue of shares by subsidiary	108	272
Proceeds from issue out of treasury shares	1,853	—
Repayment of short term debt with maturity less than three months (net)	(274)	4,739
Proceeds from short term debt	49,661	—
Repayment of short term debt	(44,277)	—
Proceeds from long term borrowings	38	—
Repayment of long term borrowings	(2,294)	(797)
Net cash generated from financing activities	$10,215	$4,214

Net increase/decrease in cash and cash equivalents	(1,658)	(9,048)
Effect of exchange rate changes on cash and cash equivalents	3,633	(591)
Cash and cash equivalents, beginning of period	153,664	145,449
Cash and cash equivalents, end of period	$155,639	$135,810

Supplemental financial Data

	Three months ended June 30,
	2015	2014
	(in thousands)
Revenue by customer location
India	$32,826	$24,854
Europe	2,440	7,415
North America	3,527	1,542
Rest of the world	11,250	11,551
Total Revenue	$50,043	$45,362

BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal		As at
	Interest Rate	Maturity	June 30, 2015	March 31, 2015
			(in thousands)
Asset backed borrowings
Term Loan	10.0% - 16.0%	2017-18	$163	$147
Term Loan	BPLR+1.8%	2016-17	10,482	12,032
Term Loan	BPLR+2.75%	2017-18	2,596	2,974
Term Loan	BPLR+2.85%	2019-20	9,953	10,808
			$23,194	$25,961

Retail bond	6.5%	2021-22	$78,629	$74,228
Revolving facility	LIBOR +1.90% - 2.90% and Mandatory Cost	2016-17	141,250	141,250
Other borrowings	10.5%	2021-22	7,763	8,013
			$227,642	$223,491

Nominal value of borrowings			$250,836	$249,452
Cumulative effect of unamortized costs			(2,746)	(2,940)
Installments due within one year			(27,983)	(28,239)
Long-term borrowings — at amortized cost			$220,107	$218,273

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	June 30, 2015	March 31, 2015
		(in thousands)
Asset backed borrowings
Export credit and overdraft	BPLR+1-3.5%	$18,929	$17,346
Export credit and overdraft	LIBOR+3.5%	19,737	25,144
Short term Loan	2.0% - 3.0%	3,473	—
		$42,139	$42,490
Unsecured borrowings
Commercial paper	10.0% - 13.0%	30,660	25,668
Installments due within one year on long-term borrowings		27,983	28,239
Short-term borrowings - at amortized cost		$100,782	$96,397

Fair value of the long term borrowings as at June 30, 2015 is $238,050,000 (March 2015: $233,450,000). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the companies within the Group. As at June 30, 2015, the fair value of retail bond amounting to $76,919,000 (March 2015: $74,813,000) has been determined using quoted prices from the LSE. Carrying amount of short term borrowings approximates fair value.

ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
A ordinary shares of 30p each at June 30, 2015 and March 31, 2015	57,778,113	17,333
B ordinary shares of 30p each at June 30, 2015 and March 31, 2015	25,555,220	7,667

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	(in thousands)
As at March 31, 2014	23,519,340	25,555,220	26,322
Issue of shares on July 15, 2014	6,675,000	—	3,434
Issue of shares on July 23, 2014	112,445	—	58
Issue of shares on September 9, 2014	36,000	—	18
Issue of shares on November 24, 2014	331,551	—	156
Issue of shares on November 25, 2014	668,449	—	315
Issue of shares on December 1, 2014	487,500	—	246
Issue of shares on January 16, 2015	18,600	—	9
Issue of shares on March 10, 2015	133,603	—	64
As at March 31, 2015	31,982,488	25,555,220	30,622
Shares awarded, yet to be issued	880,000	—	404
As at June 30, 2015	32,862,488	25,555,220	31,026

On July 9, 2014, Eros completed a follow-on offering on the NYSE of 6,787,445 shares at a price of $14.50 per share, raising $92.3 million in new capital (net of transaction costs of $6.1 million). These shares were subsequently issued on July 15, 2014 and July 23, 2014, as stated above.

On September 9, 2014, 36,000 ‘A’ ordinary shares were issued at $15.97 per share to fulfill an award to certain non-executive Directors.

On September 23, 2014 and November 17, 2014, the Company received $10,000,000 and $6,193,000 in respect of a prospective issue of ‘A’ ordinary shares. 331,551 and 668,449 shares were subsequently issued on November 24, 2014 and November 25, 2014 at $14.96 and $18.68 per share. The shareholder was subsequently appointed as a non-executive Director on December 1, 2014.

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ ordinary share awards with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. Subsequently on meeting the share price condition, 487,500 of the 525,000 shares were issued on December 1, 2014, subject to condition of the employee remaining in service until May 31, 2015. None of the awards were forfeited during the period.

Effective November 30, 2014, Eros India entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 18,600 ‘A’ ordinary share awards. The shares were issued on January 16, 2015 and recorded at $21.53 per share, the closing price at the effective date of the settlement agreement.

On March 10, 2015, the Company received $1,469,633 in respect of the exercise of 133,603 ‘A’ ordinary share options. These shares were subsequently issued on May 8, 2015.

On June 9, 2015, the Board of Directors approved a grant of 580,000 ‘A’ ordinary share awards with a fair market value of $21.34 per share, to members of certain executive directors. These awards with no exercise price vest over a period of three years, subject to continued employment. These shares are yet to be issued. As at June 30, 2015, none of the awards were forfeited.

On June 25, 2015, the Company received $ 5,400,000 in respect of an issue of 300,000 ‘A’ ordinary shares at $ 18 per share to anon-executive director. These shares were subsequently issued on July 16, 2015.

SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending
	June 30, 2015	June 30, 2014
	(in thousands)
IPO India Plan	$379	$49

JSOP Plan	290	503
Option award scheme 2012	557	—

2014 Share Plan	253	—
2015 Share Plan	158	—
Other share option awards	1,365	—
Management scheme (staff share grant)	3,892	4,230
	$6,894	$4,782

During the three months ended June 9, 2015, the Board of Directors approved the following grants:

500,000 'A' ordinary share options to a non-executive director with a fair market value of $ 8.44 per option. Subject to continued employment, these options with $18.00 exercise price, vest annually in five equal tranches from the date of the grant.

300,000 ‘A’ ordinary share awards to the Group CFO with a fair market value of $21.34. Subject to continued employment, these awards with parvalue exercise price, vest annually in three equal tranches from the date of the grant.

30,000 'A' ordinary share awards to non-executive directors and a consultant with a fair market value of $ 21.34. Subject to continued term with the Company, these awards with par valueexercise price, vest on June 9, 2016.

The charge for the aforementioned grants has been accrued under other share option awards.

300,000 'A' ordinary share options to the Group CFO with a fair market value of $6.90 per option. Subject to continued employment, these options with $ 18.30 exercise price, vest annually in three equal tranches from the date of the grant.

300,000 'A' ordinary share options to a certain employee with a fair market value of at $7.00 per option. Subject to continued employment, these options with $ 18.50 exercise price, vest annually in three equal tranches from the date of the grant.

The charge for these grants has been accrued under 2014 Share plan.

The vesting and service conditions of all of the other plans are consistent with the arrangements disclosed in the audited consolidated financial statements and related notes included within the Annual Report on Form 20-F filed with SEC on July 8, 2015.

EARNINGS PER SHARE

	Three Months Ended June 30,
	2015		2014
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted
Earnings
Earnings attributable to the equity holders of the parent	$215	$215	$(3,859)	$(3,859)
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(114)	—	—
Adjusted earnings attributable to equity holders of the parent	$215	$101	$(3,859)	$(3,859)
Number of shares
Weighted average number of shares	57,292,516	57,292,516	49,084,450	49,084,450
Potential dilutive effect related to share based compensation scheme	—	1,292,633	—	—
Adjusted weighted average number of shares	57,292,516	58,585,149	49,084,450	49,084,450
Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	0.4	0.2	(7.9)	(7.9)

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the three months ended June 30, 2015, there were no shares not included in diluted earnings per share (2014: 147,400 shares).

OTHER (GAINS)/LOSSES

	Three months ended June 30,
	2015	2014
	(in thousands)
Gains on disposal of property, plant and equipment	$—	$(3)
Net foreign exchange gains	(161)	(803)
Net (gains)/losses on held for trading financial liabilities	(3,915)	2,405
	$(4,076)	$1,599

The net (gains)/losses on held for trading financial liabilities in the three months ended June 30, 2015 and 2014, respectively, principally relate to derivative instruments not designated in a hedging relationship.

SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortizationwere as follows:

	Three months ended June 30,
	2015	2014
	(in thousands)
Net (gains)/losses on held for trading financial liabilities	$(3,915)	$2,405
Impairment loss on content advances	102	—
Provisions for trade and other receivables	86	—
Others	487	116
	$(3,240)	$2,521

ACQUISITION

On June 9, 2014, Eros International Media Limited (“EIML”) executed a binding term sheet (“Term Sheet”) to acquire a controlling stake in Techzone, a company involved in mobile value added services that has a billing integration in place with major telecom operators in India. On February 24, 2015, EIML entered into a share purchase agreement to acquire the entire shareholding of Techzone from its promoters. Subsequent to the period end, on July 20, 2015, EIML received relevant regulatory approvals for acquisition of Techzone. Upon receipt of the stated approvals and fulfillment of other closing conditions listed in the share purchase agreement, the transaction was completed on August 1, 2015. 900,970 equity shares in EIML were issued to the shareholders of Techzone at fair value of INR 388.47 per share to discharge the purchase consideration of INR 350 million ($5.6 million based on the exchange rate as at August 1, 2015).

The Company is currently in the process of completing the initial accounting for the business combination and recognizing and measuring the identifiable assets acquired and liabilities assumed as well as any measurable goodwill that may have arisen from the purchase.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA

	Three months ended June 30,
	2015	2014
	(in thousands)
Net income/(loss)	$3,767	$(2,588)
Income tax expense	2,296	1,541
Net finance costs	2,143	1,620
Depreciation	179	242
Amortization(1)	187	66
Share based payments(2)	6,894	4,782
Net losses/(gains) on held for trading financial liabilities	(3,915)	2,405
Adjusted EBITDA	$11,551	$8,068

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.